EX-99.77H - Safeco Money Market Trust

On October 27, 2004, Safeco Surety redeemed 39,659,916 shares of the Safeco Money Market Fund. This redemption, along with other net subscriptions/redemptions throughout the year, reduced the controlling interest below 25% of the outstanding shares of the fund. At the time of this last redemption, this represented 26% of the shares outstanding of the fund. This redemption did not result in any new shareholders acquiring control of the fund.